UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                   FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the plan year ended December 31, 2000


               or


          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the transition period from ______ to _______

     Commission File Number: 0-6645

               A. Full title of the plan and address of the plan, if different from that of the issuer named below:

          THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

               B. Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:

                          THE MANITOWOC COMPANY, INC.
                              500 So. 16th Street
                              Manitowoc, WI 54220

                              REQUIRED INFORMATION
                              --------------------

     The following financial statements and schedules of The Manitowoc Company, Inc. Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

                REPORT OF INDEPENDENT ACCOUNTANTS





To the Participants and Administrator of

The Manitowoc Company, Inc.

Retirement Savings Plan





In our opinion, the statement of net assets available for benefits as of December 31, 1999 (appearing in this Form 11-K) presents fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan (the "Plan") at December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We have not audited the financial statements of the Plan for any period subsequent to December 31, 1999.






PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

June 25, 2001

                   THE MANITOWOC COMPANY, INC.

                     RETIREMENT SAVINGS PLAN



                      FINANCIAL STATEMENTS



                        DECEMBER 31, 2000

                   THE MANITOWOC COMPANY, INC.

                     RETIREMENT SAVINGS PLAN


                        TABLE OF CONTENTS



                        DECEMBER 31, 2000




Page



2         Independent Auditors' Report


3         Statements of Net Assets Available for Benefits as of
               December 31, 2000 and 1999


4         Statement of Changes in Net Assets Available for
             Benefits for the year ended December 31, 2000



5-10     Notes to Financial Statements







Schedules required by the Department of Labor have been omitted because they are not applicable.

               HAWKINS, ASH, BAPTIE & COMPANY, LLP

      CERTIFIED PUBLIC ACCOUNTANTS * MANAGEMENT CONSULTANTS



                  INDEPENDENT AUDITORS' REPORT





To the Administrative Committee
The Manitowoc Company, Inc. Retirement Savings Plan





We have audited the accompanying statement of net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 1999 was audited by other auditors whose report dated May 23, 2000, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 2000, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/ Hawkins, Ash, Baptie & Company, LLP

Manitowoc, Wisconsin
May 15, 2001




                   THE MANITOWOC COMPANY, INC.
                     RETIREMENT SAVINGS PLAN
         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                AS OF DECEMBER 31, 2000 AND 1999



                                                    2000             1999
                                              -------------  ---------------
        ASSETS


Investments (See Note 3):

  Interest in The Manitowoc Company, Inc.
   Employees' Profit Sharing Trust            $    6,265,170   $   3,209,243
   Participant loans                                  54,795              --
                                              --------------  --------------

NET ASSETS AVAILABLE FOR BENEFITS             $    6,319,965   $   3,209,243
                                              ==============  ==============



             The accompanying notes are an integral

               part of these financial statements.



                     THE MANITOWOC COMPANY, INC.
                       RETIREMENT SAVINGS PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEAR ENDED DECEMBER 31, 2000


ADDITIONS
Additions to net assets attributed to:
  Investment income:
   Interest in net investment income of
     The Manitowoc Company, Inc.
     Employees' Profit Sharing Trust                           $     318,408
     Participant loans                                                 4,313

  Contributions:

   Employers'                                                         26,250
   Participants'                                                   1,469,775
   Rollovers                                                       1,717,740
                                                                ------------

                  TOTAL ADDITIONS                              $   3,536,486



DEDUCTIONS
Deductions from net assets attributed to:
  Benefits paid to participants                                $     364,479
                                                                ------------

Net increase before transfers                                  $   3,172,007

Net transfers to other plans                                         (61,285)
                                                                ------------

                  NET INCREASE                                 $   3,110,722

Net Assets Available for Benefits:
  BEGINNING OF YEAR                                                3,209,243
                                                                ------------

  END OF YEAR                                                  $   6,319,965
                                                                ============




                The accompanying notes are an integral

                 part of these financial statements.


                     THE MANITOWOC COMPANY, INC.
                       RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 AND 1999





NOTE 1 - PLAN DESCRIPTION
-------------------------



The following description of The Manitowoc Company, Inc. Retirement Savings Plan (the "Plan") provides only general information.
Participants should refer to the plan agreement for a more complete description of the Plan's provisions.



GENERAL
The Plan is a retirement savings plan under Section 401(k) of the Internal Revenue Code. The Plan is available to all eligible employees of participating companies of The Manitowoc Company, Inc. (the "Company") who have completed either any probationary period with a participating company, or six months, whichever is shorter.
An eligible employee is an hourly employee of a participating company who is covered by a collective bargaining agreement between the participating company and the union representing employees of the participating company. The only participating companies in the Plan at December 31, 2000 and 1999 are The Manitowoc Cranes, Inc., The Manitowoc Ice, Inc., The Bay Shipbuilding Company, KMT Refrigeration, Inc., and Multiplex, Inc., all wholly-owned subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS
Participants may make voluntary pre-tax contributions to their accounts in whole percentages between 1% and 10% of eligible compensation, (up to 15% for employees of KMT Refrigeration, Inc. and Multiplex, Inc.) up to a maximum of $10,000 (adjusted annually).
Company contributions to the Plan are not permitted.

PARTICIPANT ACCOUNTS
Each participant's account is credited with the participant's contributions and an allocation of plan earnings, and reduced for withdrawals. Plan earnings are determined and credited to each participant's account on a daily basis in accordance with the proportion of the participant's account to all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING
Participants always have a non-forfeitable, vested right to the entire amount voluntarily contributed, and earnings thereon, and may withdraw the total of such amount in accordance with the provisions of the Plan.

INVESTMENTS
The Plan's investments are commingled with other Company sponsored plans in The Manitowoc Company, Inc., Employees' Profit Sharing Trust (the "Trust"). Upon enrollment in the Plan, a participant may direct contributions in 5% increments in any of the defined investment options. Participants may change their investment options at any time.

                     THE MANITOWOC COMPANY, INC.
                       RETIREMENT SAVINGS PLAN
              NOTES TO FINANCIAL STATEMENTS - Continued
                     DECEMBER 31, 2000 AND 1999




NOTE 1- PLAN DESCRIPTION - CONTINUED
------------------------------------

PAYMENT OF BENEFITS
Participants may elect to receive the vested portion of their account balance upon normal retirement at or after age 65, upon death or disability, if earlier, or upon termination of employment. A participant who has reached age 55 upon termination of employment has the right to maintain his or her vested account balance in the Plan until distribution is required to be made under the rules of the Plan.

Withdrawal elections available to participants are a lump sum payment, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

BASIS OF ACCOUNTING
The financial statements of the Plan are prepared under the accrual method of accounting.


USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ADMINISTRATIVE EXPENSES
Administrative expenses of the Plan are paid from the assets of the Trust and are netted against income from the Trust.

CONTRIBUTIONS
Participant contributions are forwarded to the Plan at the end of each payroll period.

INVESTMENT VALUATION AND INCOME RECOGNITION
The Trust's investments are stated at fair value except for its investment in the Capital Preservation Fund which is stated at contract value. Investments in common stock of the Company and mutual funds are valued at quoted market prices.

                     THE MANITOWOC COMPANY, INC.
                       RETIREMENT SAVINGS PLAN
              NOTES TO FINANCIAL STATEMENTS - Continued
                     DECEMBER 31, 2000 AND 1999





NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
---------------------------------------------------------------

INVESTMENT VALUATION AND INCOME RECOGNITION - CONTINUED
Purchases and sales of securities are recorded on the trade-date basis. Interest income of the Trust is recorded on the accrual basis. Dividends of the Trust are recorded on the ex-dividend date.

The Capital Preservation Fund consists primarily of investments in insurance company investment contracts. These contracts are included in the assets of the Capital Preservation Fund at contract value because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the Capital Preservation Fund approximates fair value at December 31, 2000 and 1999. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The average yield for the Capital Preservation Fund was 5.9% for the year ended December 31, 2000. The crediting interest rate for this fund was 5.8% and 5.9% at December 31, 2000 and 1999, respectively.

The Trust's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

                     THE MANITOWOC COMPANY, INC.
                       RETIREMENT SAVINGS PLAN
              NOTES TO FINANCIAL STATEMENTS - Continued
                     DECEMBER 31, 2000 AND 1999



NOTE 3 -THE MANITOWOC COMPANY, INC. EMPLOYEES' PROFIT SHARING TRUST
-------------------------------------------------------------------

The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each participant's share of the Trust. The percentage of the Plan's assets to the total assets of the Trust is 2.5% and 1.3% as of December 31, 2000 and 1999, respectively. The Plan's approximate allocated share of the net assets of each fund in the Trust at December 31, 2000 and 1999 was:



                                                       DECEMBER 31,
                                                  -----------------------
                                                    2000           1999
                                                  --------       --------

      Vanguard 500 - Index Fund                    5.93%            1.54%
      Capital Preservation Fund                    1.09%            0.51%
      Equity Fund                                  3.87%            2.34%
      Balanced Fund                                3.40%            1.99%
      Firstar Bond Fund                            4.93%            1.45%
      Small Cap Fund                               5.34%            3.24%
      Company Stock Fund                           2.14%            1.04%
      Loan Fund                                    7.17%            0.00%
      Mid Cap Fund                                 1.46%            0.00%
      Marshall International Stock Fund            1.97%            0.00%

The fair value of investments and the related investment income of the Trust are as follows:



                                                          DECEMBER 31,
                                              -----------------------------
                                                    2000           1999
                                              -------------  --------------
Investments:
   Cash and cash equivalents                  $     246,410  $           --
   Deposits with insurance companies             51,660,276      70,569,703
   Common/collective trusts                      61,735,201      50,978,607
   Mutual funds                                  98,335,774      95,408,094
   Investment in The Manitowoc Company, Inc.
      common stock                               41,599,688      32,708,999
   Participant loans                                763,743         683,704

                     THE MANITOWOC COMPANY, INC.
                       RETIREMENT SAVINGS PLAN
              NOTES TO FINANCIAL STATEMENTS - Continued
                     DECEMBER 31, 2000 AND 1999




NOTE 3 - THE MANITOWOC COMPANY INC. EMPLOYEES' PROFIT SHARING TRUST -
----------------------------------------------------------------------
CONTINUED
----------


                                                  For the
                                                 Year Ended
                                              December 31, 2000
                                             ------------------
Investment income:
   Interest and dividends                     $   3,569,333
   Net appreciation in fair value
      of investments                                342,613



During 2000, the Trust's investments (including gains and losses on investments bought and sold, as well as held during the year)

appreciated in value by $342,613 as follows:



   Mutual funds                               $      86,364
   Investment in The Manitowoc Company, Inc.
     common stock                                   256,249
                                              -------------
                                              $     342,613
                                              =============

Investments that represent five percent or more of total Trust assets as of December 31, 2000 and 1999 are as follows:





                                                        DECEMBER 31,
                                              ------------------------------
                                                  2000               1999
                                              -------------     ------------
   Equity Fund
     Nicholas Fund, Inc.                      $  30,428,283     $ 37,286,653
   Balanced Fund
     Vanguard Asset Allocation Fund              27,895,359       30,484,453
   Small Cap Fund
     Berger Omni Investment Fund                 23,348,283       20,233,747
   Company Stock Fund
     The Manitowoc Company, Inc.                 41,599,688       32,740,164
   Capital Preservation Fund
     Fidelity Managed Income Portfolio II        61,735,201       50,978,607

                     THE MANITOWOC COMPANY, INC.
                       RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 AND 1999




NOTE 4 - AMOUNT ALLOCATED TO WITHDRAWN PARTICIPANTS
----------------------------------------------------

Benefits paid to participants represent the amount paid to participants as determined by their vesting status at the time of termination. At December 31, 2000 and 1999, $36,591 and $103,641,
respectively, included in net assets available for benefits is allocated to inactive participants of the Plan.

NOTE 5 - TAX STATUS
-------------------

The Internal Revenue Service has determined and informed the Company by a letter dated March 21,1997 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE 6 - PLAN TERMINATION
-------------------------

While the Company has not expressed any intent to terminate the Plan, it may elect to do so at any time subject to the provisions of ERISA.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS
---------------------------------------

Transactions involving The Manitowoc Company, Inc. common stock and participant loans are considered party-in-interest transactions.
These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

                                SIGNATURES
                                ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on this 29th day of June, 2001.


                                          THE MANITOWOC COMPANY, INC.
                                          RSVP PROFIT SHARING PLAN


                                          /S/ Terry Growcock
                                          ---------------------------
                                          Terry Growcock


                                          /s/ Glen E. Tellock
                                          ---------------------------
                                          Glen E. Tellock


                                          /s/ Thomas Musial
                                          ---------------------------
                                          Thomas Musial


                                          /s/ Debra Casper
                                          ---------------------------
                                          Debra Casper

                        EXHIBIT INDEX

      THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

                          FORM 11-K





Exhibit                                                        Filed
No.                     Description                            Herewith
----------       --------------------------                    ---------

23              Consent of PricewaterhouseCoopers LLP             X